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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com

November 8, 2012

Re:                             Cobalt International Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 21, 2012

Comment Letter No. 2 dated October 26, 2012
File No. 1-34579

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Hiller:

We write on behalf of our client, Cobalt International Energy, Inc. (the “Company”). This letter is in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to the Company dated October 26, 2012.  The Company is currently preparing a substantive response to the comments raised by the Staff in such letter. The Company plans to submit its substantive response to such comments on or before November 23, 2012.

To the extent that you have any questions regarding this matter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr., Esq.

cc:	Joseph H. Bryant
John P. Wilkirson
Jeffrey A. Starzec, Esq.